ARKEMA

November 29th, 2006


SEC MAIL PROCESSING
RECEIVED
DEC 0 6 2006
WASH, D.C.
210
SECTION

**Securities and Exchange Commission**
**Office of International Corporate Finance**
100 F Street, N.E., Mail Stop 3628
Washin[illegible]
USA


06019073

**Rule 12g3-2(b) Exemption**
**File No. 082-34965**

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;

- filed or is required to file with and which is made public by Euronext Paris; or

- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
DEC 1 5 2006
THOMSON
FINANCIAL

Vice President Investor Relations

Frédéric GAUVARD



ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com



ARKEMA


SEC MAIL PROCESSING
RECEIVED
DEC 0 6 2006
WASH, D.C.
210
SECTION

**Enclosed documents**

- ARKEMA Presentation : "Six months after spin off"

# Company overview

# Arkema 2005 overview

- Sales: **€5.7 bn**
- EBITDA*: **€355m**
- EBITDA margin*: **6.2%**
- Net loss: **€(427)m**
- **18,400** employees



Worldwide presence
North America
25% of sales
20 plants
1 R&D center
16% of the workforce
Europe
57% of sales
60 plants
4 R&D centers
76% of the workforce
Asia
13% of sales
10 plants
1 R&D center
7% of the workforce
2005 ■ Main countries (Cumulated sales = 80% of total) ■ Other significant countries




Sales per year
In € bn
5.05
+5.4%
5.32
+7.4%
5.71
2003
2004
2005




ARKEMA


* Recurring

# Build step by step a strong company

**Creation of Arkema** — October 2004

## Prepare for independence

- Negotiate a strong balance sheet
- Launch of 6 major restructuring projects
- Corporate governance
- New organization

**Spin off** — May 2006

## Restore profitability

10 to 15% EBITDA growth per year*

- Strong emphasis on productivity
- Focus on profitable growth
- Portfolio management

**Next step** — 2008

## Establish a competitive and growing chemical player

Accelerate pace of change


ARKEMA

* Calculated as an average annual growth for the next three years compared to 2005


ARKEMA

# Arkema
# Six months after spin off

London, November 29, 2006

# A differentiated strategy by segment

- **Vinyl Products**
  - A well integrated sector from chlorine production to PVC converting.

  *"Strong emphasis on productivity"*

- **Industrial Chemicals**
  - Intermediates for a large number of industrial sectors.

  *"Focus on profitable growth"*

- **Performance Products**
  - Innovative chemical solutions partly integrated with Industrial Chemicals segment.

  *"Reshape the segment"*

## Sales by segment


Performance Products
34%
24%
Vinyl Products
42%
Industrial Chemicals
2005*

## EBITDA by segment


Vinyl Products
Performance Products
5%
24%
71%
Industrial Chemicals
2005*


ARKEMA

*Excluding corporate

# A strong balance sheet negotiated with Total

## Initial gearing at 30%

- **End of 2005 balance sheet**
  - **€35m** financial debt*
  - **€580m** pre-spin off non-recurring items**
- **Gearing at 30%**
  - Theoretical net debt = **€615m** (€35m + €580m)
  - Equity = **€1,950m**
- ⇒ **End of September 2006**
  - **€303m** pre-spin off NR items converted into financial debt

## Commitments by Total as of spin off

- **Indemnities**
  - Antitrust
  - US former industrial sites
- **Liabilities transferred before spin off**
  - French former industrial sites
  - Pensions (US/France)
- **Operating LT contracts** (France)
  - Ethylene
  - Propylene

***Full information in listing prospectus***


ARKEMA

*Calculated as €567m net debt as of 12/31/05 minus €532m capital increase by Total before spin off*
**Of which €435m provisions (mostly antitrust, restructurings); €45m 2006 NR items; €100m Vinyl Plan Capex*

# Six months after spin off

# 6 major plans launched before spin off

**2004**

**PMMA Sheet Europe**

165 positions
*106 p. as of 06/30/06*
COMPLETE 4Q'06

**Thiochemicals France**
74 positions
COMPLETED

**Headquarters**
132 positions
COMPLETED

**2005**

**Chlorochemicals**

523 positions
*223 p. as of 06/30/06*
COMPLETE 4Q'07

**Thiochemicals US**

60 positions
30 *p. as of 06/30/06*
COMPLETE 4Q'06

**2006**

**Urea Formaldehyde Resins**

132 positions
*31 p. as of 06/30/06*
COMPLETE 2Q'07


Rec. EBITDA impacts
In € m
25
65
80
2006
2007
2008

## "Implementation on track"


ARKEMA

# New steps since May 18th

|  | | |  | |  |
|---|---|---|---|---|---|
| **July** | **5th** | → | **Specialty Chemicals*:**<br>Pierrefitte-Nestalas (France) | → | **23 positions** |
| **July** | **5th** | → | **Technical Polymers*:**<br>Serquigny (France) | → | **37 positions** |
| **July** | **5th** | → | **Additives:**<br>Mobile (Alabama),<br>Carrollton (Kentucky) | → | **31 positions** |
| **September** | **13th** | → | **Merger*:**<br>Organic Peroxides + Additives | → | **€5m savings** |
| **October** | **12th** | → | **Organic Peroxides*:**<br>Loison (France) | → | **57 positions** |
| **November** | **10th** | → | **Headquarters*** (France) | → | **130 positions**<br>**102 relocations** |
| **November** | **14th** | → | **Cerexagri*** | → | **Divestment** |


ARKEMA



** Subject to information/consultation of the work council. Divestment of Cerexagri is also subject to antitrust clearance in some countries.*

# Evolution of headcount since creation


19,167
17,713
Asia and ROW
North America
Europe
(excl. France)
France
(107) employees
(219) employees
(1,096) employees
12/31/2004
06/30/2006

**"Nearly half related to the 6 major plans"**

ARKEMA

# Vinyl Products: competitive assets at end of plan

## VCM sites*



**Lavéra**
- 525 Kt capacity
- 3rd largest site in Europe

**Fos****
- 415 Kt capacity
- 5th largest site in Europe

Balan/Saint-Fons

Berre/Fos/Lavéra

Martorell

GP PVC   VCM

## General Purpose PVC sites*



**Balan**
- 325 Kt capacity
- 5th largest site in Europe

**Berre****
- 290 Kt capacity
- 9th largest site in Europe

## VCM Production Capacities**


600
400
200
In Kt
Lavéra
Fos
Martorell
Average of the 24 VCM sites in Europe

Sources: CMAI and Arkema

## PVC Production Capacities**


500
250
In Kt
Balan
Berre
Martorell
St. Fons
Average of the 37 PVC site in Europe

Sources: CMAI and Arkema


ARKEMA

** Not including St Auban (only Specialty PVC) and Jarrie (Chlorine Intermediates). Details of the plan in appendix.*
*** Joint ventures: Fos (Arkema: 79%, Solvin: 21%), Berre (Arkema: 65%, Solvin: 35%), Martorell (Arkema: 35%, Solvin: 65%)*

# Selective growth


Calvert-City
Fluorochemicals
Technical Polymers
Becancour
$H_2O_2$
Beaumont
Thiochemicals
Specialty chemicals
Honfleur
Specialty chemicals
Inowroclaw
Carling
Acrylics
Mourenx
Thiochemicals
Mont
Technical Polymers
Fluorochemicals
Technical Polymers
Organic Peroxides
Changshu
Jinhae
PMMA
Shanghai
$H_2O_2$
Started
Debottlenecking
Major extension

- Increase presence in Asia
- Reinforce competitiveness of best sites through incremental extensions
- Projects' IRR from 15 to 30%

ARKEMA

# Reshape the Performance Products segment

PERFORMANCE PRODUCTS

| TECHNICAL POLYMERS | SPECIALTY CHEMICALS | ADDITIVES | ORGANIC PEROXIDES | AGROCHEMICALS | UREA FORMALDEHYDE RESINS |
|---|---|---|---|---|---|
| New business development and Asia | | Combination and restructuring* | | Divestment ⇩ Project to sell to United Phosphorus Limited* | Plan to divest ⇩ Process started |

**"Build a focused and highly profitable segment"**


ARKEMA



* Subject to information/consultation of the work council. Divestment of Cerexagri is also subject to antitrust clearance in some countries.

# Tangible outcome from R&D

New development in molecular sieves: hydrocarbons filtration and medical oxygen



Debottlenecking of our assets in Poland and France €11m capex





Polyamide ultrafine powders (Orgasol®): new development for laser sintering



Increase by 40% our production capacity in Mont





Develop Arkema's flat glass Certincoat® CVD technology



Partnership with major Asian glass manufacturers using state-of-the-art technology





**"Better efficiency at constant R&D budget"**


ARKEMA

# Financial performance of nine months 2006


ARKEMA

# 9 months 2006 highlights

- Sales up 4.7%* fuelled by price increases
- Positive net income: €59m
- Positive cash flow before NR pre-spin off items: €38m
- Improvement of Performance Products segment results: 9% EBITDA margin (6.5%-9m05)

EBITDA by quarter



In €m
134
117
126
131
87
100
355
+ 15%
First quarter
Second quarter
Third quarter
Full year Forecast
2005
2006


**"+15% EBITDA forecast year on year despite acrylics cycle"**



ARKEMA




* Compared to 9m 05.

# High impact of productivity measures*


€39m
€(19)m
€32m
€(34)m
Fixed cost savings
Volume loss
Other productivity initiatives
Inflation
Major plans
+€20m


ARKEMA

* Impact calculated on 1st nine months 2006

# Cash flow

| | 9m 06 | | |
|---|---|---|---|
| Recurring Cash Flow | 281 | | |
| Recurring Capex | (192) | ⇒ | In line with forecast |
| **Operating Free Cash Flow** | **89** | | |
| Working Capital | (29) | ⇒ | Raw materials and seasonality |
| Other items | (22) | ⇒ | NR items and cost of debt |
| **Cash Flow before pre-spin off NR items** | **38** | | |
| Pre Spin-off NR items cash out | *(303)* | ⇒ | ***Included in net debt negotiated with Total*** |
| **Cash Flow** | **(265)** | | |

**"Positive cash flow before pre-spin off NR items"**

ARKEMA

# Outlook

# 2006 outlook

- 2006 EBITDA in the higher range of the target
  *(+15% above 2005)*
- Seasonal pattern
- Positive net income
- Capex in line with the €350m forecast
  *(out of which €50m for Vinyl consolidation plan)*

# Mid-term target

- **Confirmation of 10 to 15% recurring EBITDA growth**
  - Calculated as an average annual growth for the next 3 years (06-08)*
  - Despite a less favorable environment in acrylics compared to 2005
- Positive free cash-flows from 2007
  (before pre-spin off non-recurring items)
- Reduce working capital to 20% of sales
- Gearing to be maintained between 30 and 40%

ARKEMA

** Within the same scope of business*

# EBITDA bridge over three years*

€355m

EBITDA 2005

End 2006
+15%

Significant growth Projects

+€80m

6 major plans

Other plans

Additional productivity measures

Inflation

1/3 growth

2/3 productivity

€540m

€475m

EBITDA 2008

"A balanced approach"


ARKEMA



* Calculated as an average annual growth for the next three years compared to 2005

# Impact of ongoing productivity initiatives

| *In €m* | 2006 | 2007 | **2008** |
| --- | --- | --- | --- |
| **6 major plans** | 25 | 65 | **80** |
| **6 projects announced after spin off** | 0 | 10 | **30** |
| Total | 25 | 75 | 110 |

***Beyond, other actions to compensate for most of inflation****

## "Full EBITDA impact in 2008: +€110m"


ARKEMA



* *Inflation on fixed costs*

# A strong dynamic of change

# Accelerate the transformation process

- Further cost reduction initiatives
- Entrepreneurial culture
- Selective portfolio management
- New businesses
- Working capital optimization

# Main actions since September presentation

**October 12th**

**Organic Peroxides***

Shutdown of production
unit in Loison (France)

**57 positions**

COMPLETE 2007

**November 10th**

**Headquarters***

Streamline
support functions

Transfer headquarters

**Reduction 130p.**
**Relocations 102p.**

COMPLETE 2007

**November 14th**

**Divestment of Cerexagri***

Very limited synergies
Sale price expected to be €111m
Closing Q1'07
Positive impact on accounts

COMPLETE 1Q'07


ARKEMA



** Subject to information/consultation of the work council. Divestment of Cerexagri is also subject to antitrust clearance in some countries.*

# Selective portfolio management

**DIVESTMENTS – Disposals of non-core assets**

**€300 to €400m of sales within the next three years**

- Plan to divest UF Resins (German plant of Leuna): €90m of sales
- Divestment of Cerexagri to United Phosphorus Limited*: €200m of sales





**ACQUISITIONS**

**Bolt-on acquisitions in our core activities**

- Take advantage of upstream integration (Acrylics, Fluorochemicals, Polyamides)
- Increase the proportion of non-cyclical, low capital intensive businesses

**"Better focused, less cyclical portfolio"**


ARKEMA

* Subject to information/consultation of the work council and to antitrust clearance in some countries.*

# Disclaimer

The information disclosed in this document may contain forward-looking statements with respect to the financial condition, results of operations, business and strategy of ARKEMA. Such statements are based on management's current views and assumptions that could ultimately prove inaccurate and are subject to risk factors such as, among others, changes in raw materials prices, currency fluctuations, implementation pace of cost-reduction projects and changes in general economic and business conditions. ARKEMA does not assume any liability to update such forward-looking statements whether as a result of any new information or any unexpected event or otherwise. Further information on factors which could affect ARKEMA's financial results is provided in the documents filed with the French Autorité des Marchés Financiers.

Financial information related to 2005 are extracted from pro forma financial statements prepared for the purpose of the listing of ARKEMA SA. Financial information for 2006 are extracted from the consolidated financial statements of ARKEMA. Quarterly financial information are not audited.

The business segment information is presented in accordance with ARKEMA's internal reporting system used by the management.

A global chemical player, ARKEMA consists of 3 coherent and related business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, ARKEMA achieves sales of 5.7 billion euros in 2005. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, ARKEMA holds leadership positions in its principal markets